Exhibit 12
MedCath Corporation
Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended September 30,
	2001	2002	2003	2004	2005
Earnings:
Income (loss) from continuing operations before minority interest, income taxes and discontinued operations	$15,528	$38,209	$(51,779)	$8,673	$30,144
Equity method investment earnings (losses)	(2,119)	3,007	3,541	3,540	3,356

	17,647	35,202	(55,320)	5,133	26,787

Add:
Fixed charges	26,659	25,141	27,415	28,726	33,374
Amortization of capitalized interest	194	250	279	361	313
Distributed income of equity investees	84	143	236	3,416	2,888
Less:
Capitalized interest	—	1,241	1,241	612	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	4,869	8,356	3,815	456	1,540

Earnings as adjusted	$39,715	$51,139	$(32,446)	$36,568	$61,822

Fixed Charges:
Third party interest expense	$24,876	$22,282	$24,399	$26,004	$31,341
Capitalized interest	—	1,241	1,241	612	—
Amortization of loan acquisition costs	1,519	1,314	1,458	1,760	1,602
Estimate of the interest within rental expense	264	304	317	350	431

Total fixed charges	$26,659	$25,141	$27,415	$28,726	$33,374

Ratio of earnings to fixed charges/ (excess of fixed charges over earnings)	1.49x	2.03x	(59,861)	1.27x	1.85x